Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陸金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON MAY 30, 2024

Reference is made to the circular (the “Circular”) of Lufax Holding Ltd (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 23, 2024. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that at the AGM held on May 30, 2024 at 10:00 a.m. Hong Kong time at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, The People’s Republic of China, the Notice of which was given to the Shareholders on April 23, 2024, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

Ordinary Resolutions		Number of Votes Cast and
Percentage (%)
		For	Against

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and auditors thereon.	871,833,017 (99.86%)	1,204,370 (0.14%)

2.	To declare and approve payment of a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account under reserves of the Company.	873,025,181 (99.99%)	12,206 (0.00%)

3(a).	To re-elect Mr. Yong Suk CHO as an Executive Director.	817,285,694 (93.61%)	55,751,693 (6.39%)

3(b).	To re-elect Mr. Yonglin XIE as a Non-executive Director.	827,889,496 (94.83%)	45,147,891 (5.17%)

3(c).	To re-elect Mr. Weidong LI as an Independent non-executive Director.	820,274,449 (93.96%)	52,762,938 (6.04%)

3(d).	To authorize the Board to fix the remuneration of the Directors.	872,671,529 (99.96%)	365,858 (0.04%)

Ordinary Resolutions	Number of Votes Cast and
Percentage (%)
	For	Against

4.

To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorise the Board to fix their remuneration for the year ending December 31, 2024.

	869,982,089 (99.65%)	3,055,298 (0.35%)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 4, all resolutions were duly passed as ordinary resolutions.

(b)

As of the Share Record Date, the total number of issued and outstanding Shares was 1,146,570,557 Shares (excluding 56,935,200 treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s share incentive plans).

(c)

There was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions at the AGM was 1,146,570,557 Shares.

(e)	The Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f)	All Directors attended the AGM in person or by electronic means.

By Order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, May 30, 2024

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive Directors.

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